UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of: August 2019

Commission File Number: 000-53826

PLASTEC TECHNOLOGIES, LTD.

(Translation of registrant’s name into English)

c/o Unit 01, 21/F, Aitken Vanson Centre, 61 Hoi Yuen Road, Kwun Tong, Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Unaudited Financial Statements

This Report of Foreign Private Issuer on Form 6-K by Plastec Technologies, Ltd. (“we, “us”, “our” or the “Company”) contains the Company’s unaudited financial results for the six months ended June 30, 2019.

Forward Looking Statement

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report of Foreign Private Issuer on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company cannot and does not guarantee future results, levels of activity, performance or achievements. The Company’s expectations are as of the date this Report of Foreign Private Issuer on Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report of Foreign Private Issuer on Form 6-K is filed to conform these statements to actual results, unless required by law.

The forward-looking statements included in this Report of Foreign Private Issuer on Form 6-K are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of risk factors detailed in the Company’s filings with the Securities and Exchange Commission.

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED BALANCE SHEETS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	(Unaudited) June 30,	(Audited) December 31,
	2019	2018
	HK$	HK$
ASSETS
Current assets
Cash and cash equivalents	182,155	272,820
Deposits, prepayment and other receivables	3,208	3,339
Consideration receivable	-	165,506
Total current assets	185,363	441,665

Property, plant and equipment, net	104,544	107,752
Prepaid lease payments, net	12,820	13,584
Intangible assets	438	438
Total assets	303,165	563,439
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Other payables and accruals	4,600	4,452
Tax payable	9,397	8,678
Total current liabilities	13,997	13,130

Total liabilities	13,997	13,130

Commitments and contingencies	-	-

Shareholders’ equity
Ordinary shares (US$0.001 par value; 100,000,000 authorized 12,938,128 and 12,938,128 shares issued and outstanding as of June 30, 2019 and December 31, 2018, respectively)	101	101
Additional paid-in capital	26,049	26,049
Accumulated other comprehensive income	(30)	(30)
Retained earnings	263,048	524,189
Total shareholders’ equity	289,168	550,309

Total liabilities and shareholders’ equity	303,165	563,439

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (Unaudited)

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	For the 6-month period ended June 30,
	2019	2018
	HK$	HK$
Revenues	-	-

Operating (expenses)/income, net
Selling, general and administrative (expenses)/income	(18,158)	2,754
Other income	8,075	8,240
Gain on disposal of subsidiaries	-	6,303
Total operating (expenses)/income, net	(10,083)	17,297

(Loss)/income from operations	(10,083)	17,297

Interest income	1,955	1,205
(Loss)/income before income tax expense	(8,128)	18,502

Income tax expense	(719)	(1,905)
Net (loss)/ income from continuing operations attributable to the Company’s shareholders	(8,847)	16,597

Discontinued operations:
Net expenses from discontinued operations	-	(5,885)

Net loss from discontinued operations attributable to the Company's shareholders	-	(5,885)

Other comprehensive income
Foreign currency translation adjustment	-	6,673
Comprehensive (loss)/income attributable to the Company’s shareholders	(8,847)	17,385

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (Unaudited)

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	For the 6-month period ended June 30,
	2019	2018
	HK$	HK$
Net income per share:

Weighted average number of ordinary shares
Continuing operations	12,938,128	12,938,128
Discontinued operations	12,938,128	12,938,128

Weighted average number of diluted ordinary shares
Continuing operations	12,938,128	12,938,128
Discontinued operations	12,938,128	12,938,128

Basic (loss)/income per share attributable to the Company’s shareholders
Continuing operations	(HK$0.68)	HK$1.28
Discontinued operations	-	(HK$0.45)

Diluted (loss)/income per share attributable to the Company’s shareholders.
Continuing operations	(HK$0.68)	HK$1.28
Discontinued operations	-	(HK$0.45)

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (Unaudited)

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	Ordinary shares			Accumulated
	Number of shares outstanding	Amount	Additional paid-in capital	other comprehensive income	Retained earnings	Shareholders’ equity
		HK$	HK$	HK$	HK$	HK$
Balance at December 31, 2017 and at January 1, 2018	12,938,128	101	26,049	(6,704)	749,884	769,330

Net income for the year	-	-	-	-	177,974	177,974
Dividends paid	-	-	-	-	(403,669)	(403,669)
Cumulative foreign currency translation adjustment	-	-	-	6,674	-	6,674
Balance at December 31, 2018 and at January 1, 2019	12,938,128	101	26,049	(30)	524,189	550,309

Net loss for the period	-	-	-	-	(8,847)	(8,847)
Dividends paid	-	-	-	-	(252,294)	(252,294)
Balance at June 30, 2019	12,938,128	101	26,049	(30)	263,048	289,168

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	For the 6-month period ended June 30,
	2019	2018
	HK$	HK$
Operating activities
Net (loss)/income	(8,847)	10,712
Less: Net (loss) from discontinued operations	-	(5,885)
Net (loss)/income from continuing operations	(8,847)	16,597

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,972	4,011
Gain on disposal of subsidiaries	-	(6,303)
Changes in operating assets and liabilities:
Deposits, prepayment and other receivables	131	(1,023)
Other payables and accruals	148	423
Tax payables	719	1,905
Net cash (used in)/provided by continuing operations	(3,877)	15,610
Net cash provided by discontinued operations	-	3,104
Net cash (used in)/provided by operating activities	(3,877)	18,714

Investing activities
Net cash inflow from disposals of subsidiaries (net of cash disposed of, nil for the 6-month period ended Jun 30, 2019 and HK$49,666 for the 6-month period ended Jun 30, 2018)	165,506	350,655
Net cash provided by continuing operations	165,506	350,655
Net cash used in discontinued operations	-	(101,410)
Net cash provided by investing activities	165,506	249,245

Financing activities
Dividends paid	(252,294)	(151,376)
Net cash used in continuing operations	-	(151,376)
Net cash used in discontinued operations	-	-
Net cash used in financing activities	(252,294)	(151,376)

Net (decrease)/increase in cash and cash equivalents	(90,665)	116,583

Effect of exchange rate changes on cash and cash equivalents	-	6,673
Cash and cash equivalents, beginning of period	272,820	395,087
Cash and cash equivalents, end of period	182,155	518,343
Less: cash and cash equivalents from discontinued operations	-	-
Cash and cash equivalents, end of the period from continuing operations	182,155	518,343

SUPPLEMENTARY DISCLOSURES OF CASH FLOW INFORMATION FROM CONTINUING OPERATIONS:
Interest received, net	1,955	1,205

PLASTEC TECHNOLOGIES, LTD.

Management discussion and analysis

General

The unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“USGAAP”). The preparation of financial statements in conformity with USGAAP requires management to make estimates and assumptions that reported amounts of assets and liabilities at the date of the financial statements and the amount of expenses reported during the period. Actual results could differ from those estimates. Unless otherwise indicated, all financial information presented in HK$ may be converted to US$ using the exchange rate of 7.8 HK$ for every 1 US$.

Results of Operations

Operating results for the six months ended June 30, 2019 compared to the six months ended June 30, 2018

Our other income (comprised of rental income, denominated in Renminbi derived from our premises in Shenzhen, China) for the six months ended June 30, 2019 decreased by HK$0.165 million or 2.0% to HK$8.1 million from HK$8.2 million in the same corresponding period in the prior year. The decrease was attributable to the translation into the reporting currency, being Hong Kong dollars, at the rates prevailing during the period.

Selling, general and administrative expenses for the six months ended June 30, 2019 increased to HK$18.2 million from an income of HK$2.8 million in the same corresponding period in the prior year. The increase was mainly attributable to the exchange loss arising from conversion of the final consideration received under the Share Transfer Agreement with Shanghai Yongli Belting Co., Ltd. and its wholly-owned subsidiary, Shanghai Yongjing Investment Management Co., Ltd. in Renminbi to Hong Kong Dollars, in contrast with an exchange gain from the consideration received thereunder in same corresponding period in the prior year.

As a result, we recorded a loss from continuing operations of HK$8.8 million for the six months ended June 30, 2019 compared to a gain of HK$16.6 million in the same corresponding period in the prior year.

Balance sheet positions as at June 30, 2019 compared to December 31, 2018

Total assets decreased by HK$260.3 million or approximately 46.2% to HK$303.2 million as of June 30, 2019 compared to HK$563.4 million as of December 31, 2018. This decrease was mainly attributable to the payment of the cash dividend of HK$252.3 during the period.

Total liabilities increased by HK$0.9 million or approximately 6.6% to HK$14.0 million as of June 30, 2019 compared to HK$13.1 million as of December 31, 2018.

Cashflow analysis

We have relied primarily upon internally generated funds to finance our operations.

For the six months ended June 30, 2019, we recorded HK$90.7 million cash outflow as compared to HK$116.6 million cash inflow in the same corresponding period in the prior year.

We recorded approximately HK$3.9 million cash outflow from operating activities as compared to HK$18.7 million cash inflow in the corresponding period in the prior year.

Net cash provided by investing activities was HK$165.5 million relating to the receipts of the net proceeds derived from the disposals of subsidiaries, compared to HK$249.2 million net cash inflow in the corresponding period in the prior year.

Net cash used in financing activities for the period was HK$252.3 million which was the cash dividend payment, compared to HK$151.4 million net cash used in financing activities in the corresponding period in the prior year in the context of dividend payment.

Off-Balance Sheet Arrangements

The Company has not entered into any financial guarantees or other commitments to guarantee the payment obligations of third parties. The Company has not entered into any derivative contracts that are indexed to its shares and classified as shareholder’s equity or that are not reflected in its combined financial statements. Furthermore, the Company does not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. The Company does not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to it or that engages in leasing, hedging or research and development services with the Company. There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, net sales or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to an investor.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PLASTEC TECHNOLOGIES, LTD.

	By:	/s/ Kin Sun Sze-To
	Name:	Kin Sun Sze-To
	Title:	Chief Executive Officer

Dated: August 26, 2019